SOCKEYE SEAFOOD GROUP, INC.
                          Suite 400 - 601 W. Broadway
                       Vancouver, B.C., Canada   V5Z  4C2
                           Telephone: (604) 675-6872
                           Facsimile: (604) 713-8601

May 25, 2005

Duc Dang, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0511
450 Fifth Street, N.W.
Washington, D.C.   20549

RE:	Sockeye Seafood Group Inc.
	Registration Statement on Form 10-SB
	Filed on April 7, 2005
	File No. 000-51197

Dear Mr. Dang:

In response to your letter of May 13, 2005, I herewith respectfully submit the following responses, keyed to correspond to your enumerated comments:

Description of Business
-----------------------
1. Please see the revised disclosure in the third paragraph of this subsection on page 4.

2. Please see the revised disclosure in the second paragraph of the "Background of the Industry" subsection on page 5 and the revised disclosure in the first paragraph of the "Wholesale Values" subsection on page 5.

3. Please see the first three paragraphs of the "First Nations Participation" subsection on pages 6-7.

4. Please see the last paragraph of the "Our Proposed Business Operations" subsection on page 8.

5. Please see the first two paragraphs of the "Principal Suppliers" subsection on page 10.

6. Please see the first three paragraphs of the "Methods of Distribution" subsection on page 11.

7. Please see the sixth paragraph of the "Methods of Distribution" subsection on page 11.

8.  Please see the third paragraph on page 12.

Government Regulation
---------------------
9. Please see the updated disclosures in the first paragraph of this subsection on page 17.

10. Please see the disclosures under the new heading entitled "Government Regulations Affecting First Nations Groups" on pages 17-18.

11. Please see the revised disclosure in the 4th milestone on page 21; Sea cucumbers have been eliminated from future offerings.

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Employees
---------
12. Please see the revised disclosures in this subsection on page 19.

Management's Plan of Operations and Analysis of Results of Operations and Financial Conditions
---------------------------------------------------------------------
13. Please see the new subsection entitled "Critical Accounting
    Policies" on pages 20-21.

Plan of Operations/Milestones
-----------------------------
14. Please see the updated milestones section on pages 21-23.

15. Our Fish Broker's License was contingent upon our receipt of the other licenses and registrations listed in the first milestone, which have now been obtained; no other items are contingent on the completion of any other milestone.

16. Please see the revised disclosure in the 3rd milestone on page 21.

17. Milestone deleted as the Company has determined it will focus on brokering transactions instead of acting as principal in sales.

18. Please see the last paragraph added to the end of the Milestones section on page 23.

19. Please see the revised disclosure in the 4th milestone on page 22.

Risk Factors
------------
20. Please see the revised disclosures in the Employees subsection on page 19 and the Directors, Executive Officers and Significant
    Employees subsection on pages 29, which now comport with the correct disclosure in Risk Factor 6 on page 25.

21. Please see the first paragraph on page 26.

22. Please see the revised Risk Factor 8 on page 26.

Description of Property
-----------------------
23. Our Management has decided to focus our business operations on brokering transactions, rather than on accumulating and selling inventory, which, at present, would not be affordable to us. As such, we feel no disclosure is required in response to this comment.

Directors and Executive Officers
--------------------------------
24. Please note the revised disclosures throughout (see response to comment 20 above) to clarify that Mr. Goldberg devotes approximately 20 hours per week to our business. He is no longer an independent contractor, but rather is semi-retired and only works part time.

25. The referenced typographical error has been corrected in Mr.
    Knapfel's background information on page 29.

Description of Securities
-------------------------
26. Please see the revised disclosure in Item 8 on page 31.

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Part II
-------
Recent Sale of Unregistered Securities
--------------------------------------
27. We believe that the second paragraph of Item 2 in the "Sales conducted under Regulation D" subsection satisfies the disclosure requirement of Item 701(b), which states "...identify the persons or "class" of persons to whom the small business issuer sold the securities"; we have also added the "unaccredited investors" term to identify the class in the first paragraph of this subsection, as well, on page 34.

Part FS
-------
Financial Statements for the year ended December 31, 2004
---------------------------------------------------------
Report of Independent Registered Public Accounting Firm
-------------------------------------------------------
28. Our independent auditors have advised that they spoke with the AICPA, who advised that, since their firm, Franklin Griffith & Associates didn't perform the December 31, 2003 audit, they can't opine on that audit period in their audit report. We have included the audit report and consent of the previous auditor, Clyde Bailey, P.C. for the December 31, 2003 audit, which the AICPA advised is the correct procedure and should be sufficient.

Statement of Operations
-----------------------
29. We have not recognized or received any commission revenues from sales to date, as all sales have been made from inventory we purchased as a principal and resold; hence, it was reported on a gross basis. One or more of the following indicators, as per EITF 99-19, were taken into consideration when determining the sales should have been reported as gross, as opposed to net:

-	the Company is the primary obligor in each sale
-	the Company has general inventory risk
-	the Company has latitude in establishing prices
-	the Company does not change the product in any way
-	the Company has discretion in choosing the supplier
-	product specifications are determined in part by the Company
-	physical loss inventory risk exists for the Company
-	the Company has credit risk

    In the future, if we act as an agent, then any commissions or consulting fees received or recognized from services rendered will be reported on a net basis. Our disclosures and notes have been revised to more clearly define our revenue recognition policies.

30. Please see the revenue recognition note on pages 43-44.

Notes to Financial Statements
Note 1. Summary of Significant Accounting Policies
--------------------------------------------------
General
-------
31. Please see the revised headings to all of the financial statements, as well as the foreign currency disclosure in the revenue recognition note on page 44.

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Other
-----
32. Please see the current financial statements for the quarter ended March 31, 2005, included in this amendment beginning on page 57.

Please see the supplemental written statement requested, attached to this letter.

Please contact the undersigned if you have any further questions or comments. Thank you for your kind cooperation and assistance in the preparation and review of our registration statement.

Sincerely,

/s/ Sheldon Goldberg,
President and CEO


SG:















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